Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April 6, 2009

and the Prospectus Supplement dated April 6, 2009 — No. 616

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$4,527,000
15-Year Callable Quarterly Index-Linked Range Accrual Notes due 2025
(Linked to the S&P 500® Index)

The notes will mature on the stated maturity date (November 28, 2025, subject to adjustment), subject to our early redemption right, as described below. On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes plus accrued and unpaid interest, if any. For each of the first four interest periods, interest will accrue at the rate of 7.00% per annum and will be paid quarterly on each last day of February and each May 29, August 29 and November 29, commencing on February 28, 2011 and ending on November 29, 2011. For each interest period thereafter, on each last day of February and each May 29, August 29 and November 29 and ending on the stated maturity date, interest will accrue on each applicable reference date in the relevant interest period if the closing level of the S&P 500® Index (which we refer to as the “index”) is above the trigger level (885.5475, which is 75.00% of the initial index level) (the “trigger level”).

For each quarterly interest period after the fourth interest period, we will calculate the interest for each reference date in the relevant interest period at a rate equal to:

•	If the closing level of the index on such day is greater than the trigger level, interest for such day will accrue at the rate of 7.00% per annum; or

•	if the closing level of the index on such day is equal to or less than the trigger level, interest for such day will accrue at the rate of 0.00% per annum.

Therefore, excluding the first four interest periods, if the closing level of the index is equal to or less than the trigger level on a reference date during the relevant interest period, you will receive no interest on your notes for that day during such interest period.

Each of the first four quarterly interest periods will include all calendar days from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date. For every interest period thereafter, each interest period will include all reference dates from and including each interest determination date to but excluding the next succeeding interest determination date, provided, however, that the fifth interest period will include all reference dates from and including November 29, 2011 to but excluding the next succeeding interest determination date. Interest will not accrue during the five trading days from the final interest determination date to the stated maturity date.

We have the right to redeem your notes, in whole but not in part, at 100% of their face amount plus any accrued and unpaid interest, on each interest payment date on or after November 29, 2011, upon five business days’ prior notice.

Original issue date:	November 29, 2010	Underwriting discount:	4.09% of the face amount
Original issue price:	100% of the face amount	Net proceeds to issuer:	95.91% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-11 as well as the “Additional Risk Factors Specific to Your Notes” on page S-6.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through November 29, 2011. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-6 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated November 23, 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-11. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009 as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the S&P 500® Index (Bloomberg symbol, “SPX”), as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)

Index Sponsor: Standard & Poor’s Financial Services LLC

Face amount: each note will have a face amount equal to $1,000; $4,527,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Stated maturity date: November 28, 2025, subject to our early redemption right and to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated maturity date” on page S-12

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: no

Form of notes: global form only

Early redemption right: we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus accrued and unpaid interest, on each interest payment date on or after November 29, 2011, subject to five business days’ prior notice

Interest rate: for the first four interest periods, interest on the notes will accrue on each calendar day at the rate of 7.00% per annum. For each of the remaining interest periods, subject to our early redemption right, the interest rate for such period will be determined on the relevant interest determination date; interest on the notes will accrue on each reference date based on the closing level of the index at a rate equal to:

•	if the closing level of the index is greater than the trigger level: 7.00% per annum; or

•	if the closing level of the index is equal to or less than the trigger level: 0.00% per annum

Initial index level: 1,180.73

Trigger level: 885.5475, which is 75.00% of the initial index level

Closing level of the index: the closing level of the index on any reference date, as further described under “Specific Terms of Your Notes – Special Calculation Provisions – Closing level” on page S-15

Interest payment dates: quarterly on each last day of February and each May 29, August 29 and November 29, beginning on February 28, 2011, up to and including the stated maturity date, subject to adjustments as described elsewhere in the prospectus supplement

Reference date: for each trading day in an interest period after the first four interest periods, the reference date will occur on such trading day,

subject to adjustment as described elsewhere in this prospectus supplement

Day count convention: 30/360 (ISDA)

Business day convention: following unadjusted

Regular record dates: the fifth business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day: as described on page S-15

Trading day: as described on page S-15

Trade date: November 23, 2010

Original issue date (settlement date): November 29, 2010

Interest determination dates: for each interest period after the first four interest periods, the fifth scheduled trading day prior to the interest payment date for such interest period, subject to adjustment as described under “Specific Terms of Your Notes — Interest payments — Interest determination dates” on page S-13

Interest period: for the first four interest periods, each period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date; for every interest period thereafter, the period from and including each interest determination date to but excluding the next succeeding interest determination date, provided, however, that the interest period for the fifth interest period will be the period from and including November 29, 2011 to but excluding the next succeeding interest determination date

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UPR6

ISIN no.: US38143UPR67

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the method we will use, after the first four interest periods, to determine whether interest will accrue on your notes on any given day based on the closing level of the index on the applicable reference date for such day and the method we will use to calculate the amount of interest accrued during a given interest period.

The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the life of your notes, and no one can predict whether interest will accrue on your notes on any day after the first four interest periods. The index has been highly volatile in the past — meaning that the index level has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

For these reasons, the actual index level on any reference date in an interest period that occurs after the first four interest periods, as well as the interest payable at each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this prospectus supplement. For information about the index levels during recent periods, see “The Index-Historical High, Low and Closing Levels of the Index” on page S-23. Before investing in the notes, you should consult publicly available information to determine the index level between the date of this prospectus supplement and the date of your purchase of the notes.

The following table and examples illustrate the method we will use to calculate the amount of interest accrued during an interest period after we determine whether interest will accrue on each day included in that interest period, subject to the key terms and assumptions below. The numbers in the first column represent the number of reference dates (“N”) during any given interest period for which the closing level of the index is greater than the trigger level. The levels in the fourth column represent the hypothetical interest, as a percentage of the face amount of each note, that would be payable with respect to a given interest period (from the fifth to the sixtieth interest periods) in which the closing level of the index is greater than the trigger level for a given number of reference dates (as specified in the first column).

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Trigger level	885.5475

The notes are not called

Stated maturity is 15 years

Also, the hypothetical examples shown below do not take into account the effect of applicable taxes.

N* (A)	Assumed number of eligible trading days in an accrual period (B)	Accrual fraction (A/B) x 7.00%	Amount of interest to be paid for such period (using 30/360 convention)
0	70	0.000000000	0.00%
10	70	0.010000000	0.25%
20	70	0.020000000	0.50%
50	70	0.050000000	1.25%
70	70	0.070000000	1.75%

* The number of days for which any interest accrues in a given interest period is subject to numerous adjustments, as described elsewhere in this prospectus supplement.

We cannot predict the actual closing level of the index on any day or the market value of your notes, nor can we predict the relationship between the closing level of the index and the market value of your notes at any time prior to the stated maturity date and after the first four interest periods. The actual interest payment that a holder of the notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual closing levels of the index as determined by the calculation agent after the first four interest periods. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, on each interest payment date after the first four interest periods may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through November 29, 2011. After November 29, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

If the Closing Level of the Index Is Equal to or Less Than the Trigger Level on Any Reference Date in Any Interest Period After the First Four Interest Periods, No Interest Will Accrue For That Day

Because of the formula used to calculate the interest rate applicable to your notes, in the event the closing level of the index on any reference date in any applicable interest period is less than or equal to the trigger level, no interest will accrue on that day. Therefore, if the closing level of the index is less than or equal to the trigger level for an entire interest rate period after the first four interest periods, you will receive no interest during such interest period. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

No interest will accrue during the five trading days from the final interest determination date to the stated maturity date.

Assuming circumstances where no interest payment after the fourth interest period is to be made on your notes, the present value of your notes as of the original issue date will equal the present value of a bond that pays only the coupons up to and including the fourth interest period, and with the same maturity and face amount issued by us, in each case discounted using current interest rates and credit spreads based on the discount method used by Goldman, Sachs & Co., which may be different from the methods used by others. On the original issue date, such present value will be approximately 55.07% of the face amount of your notes (you should not base any tax characterization of your notes on such present value).

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the volatility – i.e., the frequency and magnitude of changes in the closing level of the index;

•

economic, financial, legislative, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the index, and which may affect the closing level of the index;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the index based on its historical performance. The actual performance of the index over the life of the offered notes, as well as the interest payable on each interest payment date, may bear little or no relation to the historical closing levels of the index or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. Even if the closing level of the index is greater than the trigger level during some portion of the life of the notes after the first four interest periods, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or the Index Stocks, as Applicable, May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the notes by purchasing futures and/or other instruments linked to the index. We also expect to adjust our hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the stocks underlying the index (which we refer to as index stocks), as applicable, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before any interest determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index, or one or more of the index stocks, as applicable. Any of these hedging activities may adversely affect the levels of the index — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the interest payments on your notes. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks, or instruments whose returns are linked to the index or the index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the level of the index — directly or indirectly by affecting the price of the index stocks — and therefore, the market value of your notes and the interest payments on your notes. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index, or one or more of the index stocks, as applicable. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the interest payments on your notes.

The Policies of the Index Sponsor and Changes that Affect the Index or Index Stocks Comprising the Index, Could Affect the Amount of Interest Payable on Your Notes and Their Market Value

The policies of the index sponsor concerning the calculation of the level of the index, additions, deletions or substitutions of the index stocks comprising the index, and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level, could affect the level of the index and, therefore, the amount of interest payable on your notes on any interest payment date and the market value of your notes before that date. The amount of interest payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index levels on any such date — and thus the amount payable on any interest payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index levels on any trading day and the interest determination date and the amount of interest payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of an Index” and “— Role of Calculation Agent” below.

Except to the Extent We are One of the 500 Companies Whose Common Stock Comprises the S&P 500® Index, There Is No Affiliation Between the Index Stock Issuers or the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by the Index Stock Issuers or Index Sponsor

The common stock of Goldman Sachs is one of the 500 index stocks comprising the S&P 500® Index. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future own securities of, or engage in business with, the index sponsor or the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” for additional information about the index. Neither the index sponsor nor the index stock issuers are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the index sponsor nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the market value of your notes.

You Have No Shareholder Rights or Rights to Receive Any Stock

Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, as will any interest payments, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between Your Interest in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the index or the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your notes and the amount of any interest payment we will pay, if any, on any interest payment date.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the closing level of the index on any reference date, which we will use to determine the amount, if any, we will pay on any applicable interest payment date after the first four interest payment dates; market disruption events; non-trading days; the interest determination dates; the stated maturity date; and the default amount. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index. See “Specific Terms of Your Notes — Discontinuance or Modification of the Index” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We Are Able to Redeem Your Notes at Our Option

We have the right to redeem your notes, in whole but not in part, at 100% of their face value plus any accrued and unpaid interest, on each interest payment date on or after November 29, 2011, upon five business days’ prior notice. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity, and therefore the term of your notes could be anywhere between one and fifteen years.

The Calculation Agent Can Postpone an Interest Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on a date that would otherwise be an interest determination date, a market disruption event has occurred or is continuing or that day is not a trading day, that interest determination date will be postponed until the first following trading day on which the market disruption event for the index has ceased. In no cases, however, will such applicable date be postponed to a date later than the originally scheduled related interest payment date or, if the originally scheduled related interest payment date is not a business day, later than the first business day after the originally scheduled related interest payment date. Moreover, if an interest determination date is postponed to the last possible day, but the market disruption event has not ceased by that day or that day is not a trading day, that day will nevertheless be the interest determination date for the related interest payment date. In such a case, the calculation agent will determine the index closing level for the interest determination date based on the procedures described under “Specific Terms of Your Notes — Interest Payments — Consequences of a Market Disruption Event or a Non-Trading Day” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Tax Treatment of Your Notes is Uncertain. However, it Would be Reasonable To Treat Each of Your Notes as a Variable Rate Debt Instrument for United States Federal Income Tax Purposes

The tax treatment of your notes is uncertain. However, it would be reasonable to treat each of your notes as a variable rate debt instrument for United States federal income tax purposes and the issuer intends to so treat the notes. Under those rules, you generally will be required to account for interest on the notes in the manner described under “Supplemental Discussion of Federal Income Tax Consequences” below. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

With respect to the offered notes that have not been redeemed, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated maturity date

The stated maturity date will be November 28, 2025, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day. If the interest determination date immediately prior to the stated maturity date is postponed as described under “— Interest Payments — Interest determination dates” below, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled interest determination date to and including the postponed interest determination date.

Interest Payments

During the first four interest periods, interest will accrue on each calendar day at the rate of 7.00% per annum. For each interest period thereafter, interest will accrue on each reference date in the relevant interest period based on the closing level of the index and will be a rate equal to:

•	if the closing level of the index is greater than the trigger level, 7.00% per annum; or

•	if the closing level of the index is equal to or less than the trigger level, 0.00% per annum.

The trigger level is 885.5475, which is 75.00% of the initial index level.

If the closing level of the index for any reference date during the applicable interest period is equal to or less than the trigger level, no interest will accrue on such reference date.

In the event that a reference date does not occur due to a scheduled trading day not being a trading day, as described below under “– Reference date”, the calculation agent will use the closing level of the index for the next reference date for each preceding scheduled trading day that was not a reference date. For example, if a Monday through Thursday are not reference dates and Friday is a reference date, then the closing level of the index for Friday will also be used for each of Monday through Thursday.

A reference date will not be postponed for more than five trading days. If a reference date is postponed to the last possible day, but such day does not qualify as a reference date, that day will nevertheless be the reference date. If the calculation agent determines that the closing level of the index is not available for any reference date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Index” below), the calculation agent will nevertheless determine the closing level of the index for that reference date based on its assessment, made in its sole discretion, of the level of the index at the applicable time on that day.

The calculation agent will calculate the amount of interest that has accrued on your notes during each interest period after the first four interest periods in the following manner. For each interest period, the calculation agent will calculate the amount of accrued interest by (i) determining the number of reference dates where the closing level of the index was greater than the trigger level; (ii) dividing that number in (i) above by the total number of reference dates in that interest period; (iii) multiplying the result from (ii) by 0.070; and (iv) dividing the result in (iii) by 4.

An interest period, for the first four interest periods, means each period from and including each interest payment date (or the original issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date. For the fifth through sixtieth interest periods, an interest period will be the period from and including each interest determination date to but excluding the next succeeding interest determination date, provided, however, that the fifth interest period will be the period from and including November 29, 2011 to but excluding the next succeeding interest determination date. No interest will accrue during the five trading days from the final interest determination date to the stated maturity date.

Interest, if any, will be paid on your notes on each last day of February and each May 29, August 29 and November 29, commencing on February 28, 2011 and ending on the stated maturity date. If an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. If the stated maturity date does not occur on the originally scheduled day, the interest payment date scheduled to occur on that originally scheduled day will instead occur on the postponed stated maturity date. However, interest on your notes will accrue only up to but excluding the originally scheduled interest determination date immediately prior to the stated maturity date. If an interest determination date is postponed as described under “— Interest determination dates” below, the related interest payment date will be postponed by the same number of business day(s) from but excluding the originally scheduled interest determination date to and including the postponed interest determination date.

Reference date

For each trading day in an interest period after the first four interest periods, the reference date will occur on such trading day, subject to the adjustments described below:

•	if a market disruption event occurs on a trading day, the reference date for such trading day will instead occur on the next calendar day that is a trading day; and

•	if a calendar day is not a business day, that day will not be a reference date, provided, however that a trading day that is not a business day will be a reference date.

Interest determination dates

Each interest determination date will be the fifth scheduled trading day prior to the related interest payment date, unless the calculation agent determines that a market disruption event with respect to the index occurs or is continuing on that day or that day is otherwise not a trading day. In that event, the interest determination date will be the first following trading day on which the calculation agent determines that no market disruption event occurs or is continuing. In no event, however, will the interest determination date be postponed to a date later than the originally scheduled related interest payment date or stated maturity date or, if the originally scheduled related interest payment date or stated maturity date is not a business day, later than the first business day after the originally scheduled related interest payment date or stated maturity date. If an interest determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the interest determination date.

Consequences of a Market Disruption Event or a Non-Trading Day

If a market disruption event occurs or is continuing on a day that would otherwise be an interest determination date or such day is not a trading day, then the interest determination date will be postponed as described under “— Interest Payments — Interest determination dates” above.

If the calculation agent determines that the closing level of the index is not available on an interest determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Index” below), the calculation agent will nevertheless determine the closing level of the index based on its assessment, made in its sole discretion, of the level of the index at the applicable time on that day.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the interest payment amount on the relevant interest payment date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines on the interest determination date that the publication of the index is discontinued and there is no successor index, the calculation agent will determine the interest payment on the related interest payment date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the index stocks or the method of calculating the index is changed at any time in any respect — including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of the index or of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the levels of the index used to determine the interest payment amount on the related interest payment date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity or upon redemption will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, the interest determination dates, the regular record dates, the reference dates, the interest payable, if any, on each interest payment date after the first four interest periods, business days, trading days, postponement of any interest payment date or the stated maturity date, the default amount and the amount payable on your notes at maturity or redemption, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Early Redemption Right

We may redeem your notes, at our option, in whole but not in part on any interest payment date, beginning with the interest payment date on November 29, 2011, for an amount equal to 100% of the face amount plus any accrued and unpaid interest to, but excluding, the redemption date.

If we choose to exercise our early redemption right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving five business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following interest payment date, which we will state in the redemption notice, will be the redemption date. We will not give a redemption notice that results in a redemption date later than the stated maturity date.

If we give the holder a redemption notice, we will redeem the entire outstanding face amount of your notes as follows. On the redemption date, we will pay to the holder of record on the fifth business day immediately preceding the redemption date, the redemption price in cash, together with any accrued and unpaid interest to, but excluding, the redemption date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the respective principal securities markets for all of the index stocks are open for trading, the index sponsor is open for business and the index is calculated and published by the index sponsor.

Closing level

The closing level on any trading day will be the official closing level of the index or any successor index published by the index sponsor at the regular weekday close of trading on the primary securities exchange for the stocks comprising the index on the relevant trading day.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final interest determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that index stock or those contracts, or

•	a disparity in bid and ask quotes relating to that index stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of futures and other instruments linked to the index on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, and /or

•

may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index on or shortly before the final interest determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX

S&P 500® Index

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”). Additional information is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. S&P calculates the value of the S&P 500 Index (discussed below in further detail) based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any index stock is the product of the market price per share times the number of the then outstanding shares of such index stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. As of November 23, 2010, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.76%), Consumer Staples (11.08%), Energy (11.63%), Financials (15.26%), Health Care (11.24%), Industrials (10.78%), Information Technology (19.12%), Materials (3.59%), Telecommunication Services (3.10%), Utilities (3.44%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the Market Value and trading activity of the common stock of that company.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500® Index Stocks relative to the S&P 500® Index’s base period of 1941-43, which we refer to as the Base Period.

S&P uses an indexed number to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the index stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500 Index Stocks by a number called the “S&P 500 Index Divisor.” By itself, the S&P 500 Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period value of the S&P 500® Index. The S&P 500 Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which we refer to as “S&P 500 Index Maintenance”.

S&P 500 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market

Value of the S&P 500® Index require S&P to make an S&P 500 Index Divisor adjustment. By adjusting the S&P 500 Index Divisor for the change in total Market Value, the value of the S&P 500® Index remains constant. This helps maintain the value of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All S&P 500 Index Divisor adjustments are made by S&P after the close of trading and after the calculation of the closing value of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require S&P 500 Index Divisor adjustments.

The table below summarizes the types of S&P 500® Index maintenance adjustments and indicates whether or not S&P will require an S&P 500 Index Divisor adjustment:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Stock split (i.e., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No

Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes

Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes

Special cash dividends	Share Price minus Special Dividend	Yes

Company Change	Add new company Market Value minus old company Market Value	Yes

Rights Offering	Price of parent company minus Price of Rights Offering/Rights Ratio	Yes

Spin-Off	Price of parent company minus	Yes

Price of Spin-off Co. Share Exchange Ratio

Stock splits and stock dividends do not affect the S&P 500 Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500 Index Stock. All stock split and dividend adjustments are made by S&P after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P 500 Index

Divisor has the effect of altering the Market Value of the S&P 500 Index Stock and consequently of altering the aggregate Market Value of the S&P 500 Index Stocks, which we refer to as the Post-Event Aggregate Market Value. In order that the level of the S&P 500® Index, which we refer to as the Pre-Event Index Value, not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500 Index Stock, S&P derives a new S&P 500 Index Divisor, which we refer to as the New S&P 500 Divisor, as follows:

Post-Event Aggregate Market Value New S&P 500 Divisor	=	Pre-Event Index Value

New S&P 500 Divisor	=	Post-Event Market Value Pre-Event Index Value

A large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, S&P updates the share totals of companies in the S&P 500® Index as required by any changes in the number of shares outstanding. The S&P implements a share freeze the week of the effective date of the quarterly share total updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the totals are updated, the S&P 500 Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed by S&P on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500 Index Divisor. At S&P’s discretion, de minimis merger and acquisition changes will be accumulated and implemented with the updates made at the end of the calendar year.

The S&P 500® Index and S&P’s other U.S. indices moved to a float adjustment methodology in 2005 so that the indices will reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. Float adjustment excludes holdings of groups of shares that exceed 10% of the outstanding shares of a company that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing level of the S&P 500® Index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the index for that day.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving any interest payment on any interest payment date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that your notes may not accrue interest during each day in the relevant interest period.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. Before investing in the notes, you should consult publicly available information to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the notes. The actual performance of the index over the life of the notes, as well as the amount of interest payable on any interest payment date, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2007, 2008, 2009 and 2010 (through November 23, 2010). We obtained the levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2007
Quarter ended March 31	1,459.68	1,374.12	1,420.86
Quarter ended June 30	1,539.18	1,424.55	1,503.35
Quarter ended September 30	1,553.08	1,406.70	1,526.75
Quarter ended December 31	1,565.15	1,407.22	1,468.36
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,144.20
Quarter ending December 31 (through November 23, 2010)	1,225.85	1,137.03	1,180.73

License Agreement between S&P and The Goldman Sachs Group, Inc.

S&P and The Goldman Sachs Group, Inc. (“Goldman Sachs”) have entered into a non-transferable, nonexclusive license agreement granting Goldman Sachs and its affiliates, in exchange for a fee, the right to use the S&P 500 Index (a trademark of S&P) in connection with the issuance of certain securities, including the offered notes.

The offered notes are not sponsored, endorsed, sold or promoted by S&P and S&P does not make any representation regarding the advisability of investing in the offered notes. S&P makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Goldman Sachs is the licensing of certain trademarks and trade names of S&P and of the use of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to Goldman Sachs or the offered notes. S&P has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE

SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING

ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOST PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The tax treatment of your notes is uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. We intend to take the position that it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. We accordingly intend to treat your notes as variable rate debt instruments for United States federal income tax purposes. Pursuant to the terms of the notes, you and the issuer agree — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as variable rate debt instruments. Except as otherwise noted below under “Alternative Treatments”, the discussion below assumes that the notes will be so treated. Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes.

You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. See the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” for more information.

If you purchase the notes at a price lower than the original issue price, you may be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. If you purchase the notes at a price higher than the original issue price, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The original issue price of your notes is equal to the principal amount of the notes.

Alternative Treatments. If it is determined that it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term, the notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the projected payments under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over an actual payment under the notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include any interest that you include in from the notes in respect of either: (i) current accruals based on the comparable yield or (ii) gain recognized upon the sale or maturity of your notes, unless such interest is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United

States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate U.S. Holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 3.49% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on November 29, 2010, which is the third scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation

Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page

Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-6
Specific Terms of Your Notes	S-11
Use of Proceeds and Hedging	S-18
The Index	S-19
Supplemental Discussion of Federal Income Tax Consequences	S-25
Employee Retirement Income Security Act	S-28
Supplemental Plan of Distribution	S-29
Conflicts of Interest	S-30

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$4,527,000

The Goldman Sachs Group, Inc.

15-Year Callable Quarterly Index-Linked

Range Accrual Notes due 2025

(Linked to the S&P 500® Index)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.